UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York, New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

MOTIF BIO PLC ANNOUNCES VOLUNTARY DELISTING FROM THE NASDAQ CAPITAL MARKET

        On November 26, 2019, Motif Bio plc (the “Company”) issued a press release stating that formal notice was given by the Company to Nasdaq on November 25, 2019 of the intention to voluntarily delist the Company’s American Depository Shares (ADSs) and listed warrants from the Nasdaq Capital Market. The Company currently anticipates that it will file with the Securities and Exchange Commission (the "SEC") a Form 25 relating to the delisting on or about December 5, 2019, with the delisting of its ADSs and warrants taking effect no earlier than ten days thereafter. As a result, the Company expects that the last trading day of its ADSs and warrants on the Nasdaq Capital Market will be on or about December 16, 2019. A copy of the press release is attached herein as Exhibit 99.1.

        The information contained in this report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press Release issued on November 26, 2019, entitled “Motif Bio plc Announces Voluntary Delisting from the Nasdaq Capital Market.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: November 26, 2019	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer